SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15th April 2003

MITCHELLS & BUTLERS
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

15 April 2003

Mitchells & Butlers plc

Appointment of The Royal Bank of Scotland

Following the successful demerger of Mitchells & Butlers plc (“MAB”), the Board is pleased to announce the appointment of The Royal Bank of Scotland plc as the lead arranger to progress the structured financing for the Company.

The Board expects to realise increased shareholder value through higher leverage and a return of surplus funds to shareholders, whilst maintaining a financing structure compatible with an equity based growth strategy and a progressive dividend policy.

It remains a key priority of the Board of the newly separated company, in consultation with rating agencies and other parties, to establish more specifically the amount and terms of the structured debt. This will determine the surplus funds available to be returned to shareholders, in line with the declared operational and shareholder reward objectives of the Group.

A further update on progress with the refinancing of the Group will be given at the interim results on 22 May 2003.

Since the AGM statement, trading has continued at the improved levels seen since December partly due to the recent increase in promotional activity and also the spell of good weather. The actions we are taking to raise staff productivity and reduce support costs continue to mitigate the increases we are seeing this year in pensions and regulatory costs. Overall, the Board anticipates that trading in the first half, which unlike last year does not include the important Easter trading period, will be in line with expectations.

For further information, please contact:

Mitchells & Butlers plc
Kate Holligon Investor Relations	Tel: 020 7409 8146 kate.holligon@mbplc.com

Bob Cartwright Media	Tel: 0121 498 4298 or 0780809 4298 bob.cartwright@mbplc.com

Finsbury
James Murgatroyd James Leviton	020 7251 3801

Note to Editors:

MAB is the UK’s leading operator of managed pubs, with sales of approximately £1.5 billion, EBITDA of £375 million and operating profit of £289 million (for the financial year 2002). MAB has a high quality estate of over 2,100 pubs, bars and restaurants which are predominantly large freehold sites in residential areas and which generate high average weekly sales (approximately three times the industry average). MAB has the leading brand portfolio in the UK pub sector including Ember Inns, Vintage Inns, Toby Carvery, Harvester, O’Neills, Scream, All Bar One and Browns. As at 30 September 2002, MAB had tangible fixed assets with a net book value of approximately £3.5 billion.

For news on Mitchells & Butlers, visit our website at www.mbplc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	15th April 2003